UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Carlyle Credit Income Fund

(Name of Issuer)

Shares of Beneficial Interest

(Title of Class of Securities)

92535C104

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Jonathan L. Corsico, Esq.

Rajib Chanda, Esq.

Christopher Healey, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, D.C. 20001

(202) 636-5500

September 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92535C104

1.	Names of Reporting Persons. The Carlyle Group Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 4,785,628 Shares
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 4,785,628 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,785,628 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 92535C104

1.	Names of Reporting Persons. Carlyle Holdings I GP Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 4,785,628 Shares
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 4,785,628 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,785,628 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 92535C104

1.	Names of Reporting Persons. Carlyle Holdings I GP Sub L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 4,785,628 Shares
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 4,785,628 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,785,628 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.0%
14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

CUSIP NO. 92535C104

1.	Names of Reporting Persons. Carlyle Holdings I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 4,785,628 Shares
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 4,785,628 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,785,628 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 92535C104

1.	Names of Reporting Persons. CG Subsidiary Holdings L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 4,785,628 Shares
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 4,785,628 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,785,628 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.0%
14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

This Amendment No. 3 supplements and amends the Schedule 13D filed on January 23, 2023 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on July 17, 2023 and Amendment No. 2 filed on August 30, 2023 (as so amended, the “Schedule 13D”), by the Reporting Persons (as defined below) and certain of their affiliates, relating to the shares of beneficial interest (the “Shares”) of Carlyle Credit Income Fund, a Delaware statutory trust (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings as are ascribed to such terms in the Schedule 13D.

This Amendment No. 3 is being filed pursuant to Rule 13d-1(a) under the Act by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”)

(i) The Carlyle Group Inc.;

(ii) Carlyle Holdings I GP Inc.;

(iii) Carlyle Holdings I GP Sub L.L.C.;

(iv) Carlyle Holdings I L.P.; and

(v) CG Subsidiary Holdings L.L.C. (“CG Sub Holdings”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following:

The information in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

The source of funds required for CG Sub Holdings to purchase Shares in connection with the Saba Share Purchase and the Primary Issuance (as defined in the Transaction Agreement) was from the working capital of CG Sub Holdings.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following immediately after the section titled “Tender Offer”:

Saba Share Purchase

On September 12, 2023, the tenth Business Day after the closing of the Tender Offer, the Saba Share Purchase closed and CG Sub Holdings acquired 504,042 Shares at $8.30 per Share, which was equal to the purchase price in the Tender Offer, for an aggregate purchase price of $4,183,548.60.

Primary Issuance

On September 12, 2023, the tenth Business Day after the closing of the Tender Offer, the Primary Issuance (as defined in the Transaction Agreement) closed and, on September 13, 2023, CG Sub Holdings acquired 1,269,537 newly-issued Shares at a price of $8.52 per Share, which was the Issuer’s net asset value per Share on September 12, 2023, for an aggregate purchase price of $10,816,451.40.

The information set forth in Item 5 of this Amendment No. 3 is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) The following sets forth the aggregate number and percentage of Shares beneficially owned by the Reporting Persons, as well as the number of Shares as to which each such Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 11,661,159 Shares outstanding as of September 13, 2023.

Reporting Person	Amount beneficially owned		Percent of class		Sole power to vote or to direct the vote	Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
The Carlyle Group Inc.	4,785,628	(1)	41.0	%(1)	0	4,785,628	(1)	0	4,785,628	(1)
Carlyle Holdings I GP Inc.	4,785,628	(1)	41.0	%(1)	0	4,785,628	(1)	0	4,785,628	(1)
Carlyle Holdings I GP Sub L.L.C.	4,785,628	(1)	41.0	%(1)	0	4,785,628	(1)	0	4,785,628	(1)
Carlyle Holdings I L.P.	4,785,628	(1)	41.0	%(1)	0	4,785,628	(1)	0	4,785,628	(1)
CG Subsidiary Holdings L.L.C.	4,785,628	(1)	41.0	%(1)	0	4,785,628	(1)	0	4,785,628	(1)

(1)

Includes (i) 3,012,049 Shares acquired in the Tender Offer and held of record by CG Sub Holdings, (ii) 504,042 Shares that CG Sub Holdings acquired in connection with the Saba Share Purchase and (iii) 1,269,537 Shares that CG Sub Holdings acquired in connection with the Primary Issuance. Such Shares represent approximately 41.0% of the outstanding Shares, based on 11,661,159 aggregate Shares issued and outstanding as of September 13, 2023. Each of The Carlyle Group Inc., Carlyle Holdings I GP Inc., Carlyle Holdings I GP Sub L.L.C. and Carlyle Holdings I L.P. may be deemed to be the beneficial owner of such Shares for purposes of Rule 13d-3 under the Act.

The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Sub Holdings.

To the best knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Shares except as described in this Item 5. The filing of this Amendment No. 3 shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owners of any Shares, except as described in this Item 5.

(c) Except as described in this Amendment No. 3, the Reporting Persons have not effected any transactions with respect to the Shares since the filing of Amendment No. 2 to the Schedule 13D.

(d) None.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2023

THE CARLYLE GROUP INC.
By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	General Counsel

CARLYLE HOLDINGS I GP INC.
By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	Managing Director and General Counsel

CARLYLE HOLDINGS I GP SUB L.L.C.
By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	Managing Director and General Counsel

CARLYLE HOLDINGS I L.P.
By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	Managing Director

CG SUBSIDIARY HOLDINGS L.L.C.
By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	Managing Director